Geos Communications, Inc.

430 North Carroll Avenue, Suite 120
Southlake, Texas 76092
(817) 240-0202

February 8, 2011
Sent via EDGAR

United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D. C.  20549-3628
Attn:	David Orlic Michael Fay

RE:	Geos Communications, Inc. Schedule TO-I/A Filed on November 17, 2011 File No. 005-57499
Gentlemen:

On November 30, 2010, we held a telephone conversation with you and your colleagues from the SEC Accounting Staff regarding follow up questions to our prior correspondence.  The Staff indicated that they had additional comments regarding our filing. In bold italics below is a summary of the Staff’s areas of interest, and in plain text is our response.

1.
We note that the Series F Preferred Stock and warrants, the Series H Preferred Stock and warrants, and the Series I Preferred Stock and warrants are convertible into common stock at different rates.  Please explain the impact on earnings per share that result from the differing conversion rates.

The Company is in a loss position and is not likely to be in an income position within the next year.  Because of this, the effects of the possible exercise of warrants (using the treasury stock method) would not be included in computing diluted loss per share because their effects would be anti-dilutive. Using the “if converted” method for the preferred stock would increase the common shares and add back dividends on the preferred stock.  However, total dividends paid on preferred shares for 2010 Q3 YTD were $651,258 (this includes the beneficial conversion feature recorded on the issuance of the preferred series F & H shares as we assume the I series were outstanding the entire year rather than the F & H series), our loss available to common shareholders was $(11,730,548), and the incremental shares as noted below would have been 60,560,000, resulting in an earnings per share (EPS) affect that is antidilutive.  The table below illustrates the difference in the number of common shares that would be issued upon conversion/exercise.  We do not believe the effects on EPS from the differing conversion rates are material (since they are antidilutive) and do not warrant inclusion of proforma financial information in the tender offer.  We have disclosed the differing terms of each of the series of preferred shares.

February 8, 2011

Series		Conversion Rate	Common Stock Equivalents	Before Exchange	After Exchange
	Preferred stock
F	7,570,000	2	15,140,000
H	350,000	10	3,500,000	18,640,000

I	7,920,000	10	79,200,000		79,200,000

	Warrants
F	7,570,000	1	7,570,000
H	350,000	5.00	1,750,000	9,320,000

I	7,920,000	5.00	39,600,000		39,600,000

				27,960,000	118,800,000

2.
We note that the Series F Preferred Stock and Series H Preferred Stock pay dividends at a rate of 6% per year while the Series I Preferred Stock dividend rate is 8% per year.  Please explain the impact on earnings per share resulting from the differing dividend rates.

The Series I preferred shares have a dividend rate of 8% rather than the 6% on the Series F and H.  We settled dividends this past year by issuing shares of common stock rather than paying cash (payment of dividends in cash or stock is at the Company’s option).  The incremental difference in dividends issued between the 6% rate and the 8% rate would have been approximately $115,424 which would have resulted in an incremental issuance of 804,575 shares (< 2.5% of the hypothetical new total outstanding shares) and would have resulted in an EPS change of approximately $0.005 on the previously reported $0.35 loss per share at September 30, 2010.  As the incremental dividends are immaterial and reported below net loss, and the EPS effect is less than $0.01, we do not believe the difference in dividend rates would warrant inclusion of proforma financial information in the tender offer document. We have disclosed the differing terms of each of the series of preferred shares.

February 8, 2011

3.
We note your filing did not address the accounting treatment for the exchange of the warrants originally issued with the Series F and Series H Preferred Stock for the new warrants to be issued with the Series I Preferred Stock.  Please tell us how you expect to account for the exchange of the warrants.

We noted that there is no direct literature on this topic but we believe we would analogize to ASC 718 (formerly SFAS No. 123R).  We would calculate the fair value of the old warrants versus the fair value of the new warrants before and after the date of the exchange and determine the difference.  As we have equity instruments with no vesting, assuming the new warrants’ fair value is greater than the old, the difference would affect net loss available to common shareholders in the EPS calculation (consider the incremental fair value as essentially a dividend or distribution).  We note that any decrease in fair value because of the exchange would not be recognized and would not affect net loss available to common shareholders.  Therefore, in either scenario, the exchange would result in adjustments within equity but there would be no affect on net loss. Considering the impact of the exchange of the warrants is limited to equity and the EPS calculation, we do not believe the accounting consequences are material to the financial statements.

4.	Please describe any material non-recurring charges you expect to record as a result of the transaction and explain the associated accounting treatment.

In order to determine the treatment of the exchange offer the Company’s accounting policy is as follows:     “If the fair value of the equity-classified preferred share immediately after the exchange is significantly different (e.g., by more than 10 percent) than the fair value of the instrument immediately before the exchange, the exchange is considered an extinguishment. An exchange that does not meet this criterion is a modification.”

In order to determine the proper accounting for the exchange and what the estimated effects may be, we performed our own preliminary valuation and sensitivity analysis under multiple scenarios.  Once the exchange is deemed effective, a formal valuation will be performed.

Under our initial estimates, the estimated fair value of the new instrument (Series I) is greater than the estimated fair value of the existing instrument (Series F & H) by greater than 10 percent.  As the estimated fair values of the Series F & H are significantly different than the estimated fair value of the Series I, we believe that the exchange would be accounted for as an extinguishment.

Per ASC 260-10-S99-2, exchanges of preferred share instruments accounted for as extinguishments, are considered redemptions.  If a redemption occurs, the difference between (1) the fair value of the consideration transferred to the holders of the preferred shares (i.e., the cash or the fair value of new instruments issued) and (2) the carrying amount of the preferred shares (net of issuance costs) should be subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of EPS.  We determined that this difference would be a material non-recurring charge associated with the transaction.  Under our initial estimates, the estimated fair value of the new instrument (Series I) is less than the carrying value of the existing instrument (Series F & H) by a range of $935,274 to $2,061,594.

February 8, 2011

As management believes the exchange would be accounted for as an extinguishment, as noted in ASC 260-10-S99-2, the difference in the carrying value of Series F & H and the fair value of Series I will not impact net loss but will affect net loss attributable to common shareholders in the EPS calculation.  The impact on EPS would range from a positive $0.04 - $0.07 on a net loss of $0.35 per share for the nine months ended September 30, 2010.  Considering the impact of the exchange of the preferred shares is limited to equity and the EPS calculation, we do not believe the accounting consequences are material to the financial statements.

5.	Please tell us whether the preferred shares and the warrants are freestanding instruments.

The SEC staff had also asked whether the instruments were freestanding.  We confirm that the instruments are freestanding.  A holder could convert their preferred shares and not exercise their warrants and vice versa.

Conclusion

Based on our analysis and consideration of the questions raised by the SEC during our call on November 30, 2010, we believe that all pertinent factual terms and accounting treatment have been considered and included in the tender offer document.

Company Acknowledgements

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (817) 240-0232 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely, /s/ Cindy Gordon Cindy Gordon Chief Financial Officer

cc:	Chris Miltenberger, Geos Communications, Inc. Richard F. Dahlson, Jackson Walker L.L.P. Michael L. Laussade, Jackson Walker L.L.P.